UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
ELECTRUM SPECIAL ACQUISITION CORPORATION
 (Name of Issuer)
Ordinary Shares, no par value
 (Title of Class of Securities)
G3105C104
 (CUSIP Number)
 December 31, 2015
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ X ]            Rule 13d-1(b)
[   ]            Rule 13d-1(c)
[  ]            Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. G3105C104	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
	OxFORD ASSET MANAGEMENT LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)☐

	(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,470,000

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	1,470,000

	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,470,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	5.88%

12	TYPE OF REPORTING PERSON
	IA

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Electrum Special Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o The Electrum Group LLC, 700 Madison Avenue, 5th Floor, New York, NY 10065

Item 2(a).	Name of Person Filing

This Statement is filed on behalf OxFORD Asset Management LLP (“OxFORD”).  This Statement relates to Shares (as defined herein) held for the account of OxAM Quant Fund Limited, a Cayman Islands exempted company (“OxAM”).  OxFORD serves as investment adviser to OxAM.  In such capacity, OxFORD may be deemed to exercise the voting and dispositive power over the Shares held for the account of the OxAM.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW

Item 2(c).	Citizenship:

OxFORD is a limited liability partnership incorporated in England and Wales.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

G3105C104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2015, the Reporting Person may be deemed the beneficial owner of 1,470,000 Shares held for the account of OxAM.

Item 4(b)	Amount Beneficially Owned:

As of December 31, 2015, the Reporting Persons may be deemed the beneficial owner of approximately 5.88% of Shares outstanding. (There were 25,000,000 Shares outstanding as of October 13, 2015, according to the Issuer’s quarterly report on Form 10-Q, filed October 13, 2015.)

Page 4 of 5 Pages

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	1,470,000

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	1,470,000

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  OxAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.
Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
OxFORD Asset Management LLP

/s/ Stephen Huyton
Name:	Stephen Huyton
Title:	Chief Compliance Officer